UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
January 24, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date January 24, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso to supply bulk materials handling equipment to Alcoa in Brazil
(Helsinki, Finland, January 24, 2007) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Minerals will supply bulk materials handling equipment to Alcoa for its Juruti Mine in Pará state, northern Brazil. The delivery will be completed by the end of 2007. The value of the order is approximately EUR 35 million. The order was included in the fourth quarter order backlog in 2006.
The order comprises one ship loader, three stackers, one reclaimer, two apron feeders, five vibrating screens, one railcar dumper and conveying systems. The order also includes technical erection assistance and a technical supervision of operations for 2 years after the start up of the plant.
Metso’s solution is for a new bauxite processing plant. The Juruti Mine will supply bauxite to the Alumar Refinery. Once completed, the processing plant will bring a major competitive advantage to Alcoa.
Alcoa is the world’s leader in aluminum smelting capacity, and the world’s second largest producer of aluminum. The company has 129,000 employees in 43 countries. In Brazil, Alcoa has eight production facilities.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 25,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information about the order, please contact:
Eduardo Kubric, General Sales Manager, Mineral Processing, South America, tel. +55 15 2102 1636
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.